Exhibit 99.1

AKARI THERAPEUTICS, PLC

Quarterly Report For The Period Ended June 30, 2022

Condensed Consolidated Financial Statements

Page
Condensed Consolidated Balance Sheets as of June 30, 2022 (Unaudited) and December 31, 2021	2

Condensed Consolidated Statements of Comprehensive Loss for the Three and Six Months Ended June 30, 2022 (Unaudited) and June 30, 2021 (Unaudited)	3

Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three and Six Months Ended June 30, 2022 (Unaudited) and June 30, 2021 (Unaudited)	4

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2022 (Unaudited) and June 30, 2021 (Unaudited)	5

Notes to Condensed Consolidated Financial Statements – Unaudited	6-19

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2022 and December 31, 2021

(in U.S. dollars, except share data)

	June 30,	December 31,
	2022	2021
	(Unaudited)
Assets
Current Assets:
Cash	$8,151,177	$9,361,270
Prepaid expenses	3,085,898	2,173,528
Other current assets	115,172	90,301
Total Current Assets	11,352,247	11,625,099

Patent acquisition costs, net	18,844	22,929
Total Assets	$11,371,091	$11,648,028

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	1,634,771	1,788,563
Accrued expenses	1,410,540	3,184,883
Liability related to deposits received for share subscriptions	-	1,120,000
Total Liabilities	$3,045,311	$6,093,446

Commitments and Contingencies

Shareholders’ Equity:
Share capital of $0.0001 par value
Authorized: 15,000,000,000 ordinary shares; issued and outstanding: 5,934,917,123 and 4,759,731,923 at June 30, 2022 and December 31, 2021, respectively	593,492	475,973
Additional paid-in capital	166,721,455	153,130,813
Capital redemption reserve	52,193,811	52,193,811
Accumulated other comprehensive loss	(621,557)	(540,967)
Accumulated deficit	(210,561,421)	(199,705,048)
Total Shareholders’ Equity	8,325,780	5,554,582
Total Liabilities and Shareholders’ Equity	$11,371,091	$11,648,028

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three and Six Months Ended June 30, 2022 and June 30, 2021

(in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating Expenses:
Research and development expenses	$2,851,108	$2,183,349	$4,990,715	$5,712,733
General and administrative expenses	2,965,044	2,146,652	6,069,422	4,165,938
Total Operating Expenses	5,816,152	4,330,001	11,060,137	9,878,671
Loss from Operations	(5,816,152)	(4,330,001)	(11,060,137)	(9,878,671)

Other Income (Expense):
Interest income	3,955	1,515	8,317	5,250
Foreign currency exchange gains (losses)	141,424	(12,754)	211,761	(298,608)
Other expenses	(9,205)	(5,095)	(16,314)	(12,807)
Total Other Income (Expense)	136,174	(16,334)	203,764	(306,165)

Net Loss	(5,679,978)	(4,346,335)	(10,856,373)	(10,184,836)

Other Comprehensive (Loss) Income:
Foreign Currency Translation Adjustment	(48,240)	(78,118)	(80,590)	227,979

Comprehensive Loss	$(5,728,218)	$(4,424,453)	$(10,936,963)	$(9,956,857)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average ordinary shares (basic and diluted)	5,934,917,123	3,847,352,386	5,648,226,680	3,874,631,250

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY - UNAUDITED

As of and for the Three and Six Months Ended June 30, 2022 and 2021

(in U.S. dollars)

					Accumulated
			Additional	Capital	Other
	Share Capital		Paid-in	Redemption	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserve	Loss	Deficit	Total
Shareholders’ Equity, December 31, 2021	4,759,731,923	$475,973	$153,130,813	$52,193,811	$(540,967)	$(199,705,048)	$5,554,582
Stock-based compensation	-	-	98,836	-	-	-	98,836
Issuance of share capital related to financing, net of issuance costs	1,175,185,200	117,519	13,368,950	-	-	-	13,486,469
Comprehensive loss	-	-	-	-	(32,350)	(5,176,395)	(5,208,745)
Shareholders’ Equity, March 31, 2022	5,934,917,123	$593,492	$166,598,599	$52,193,811	$(573,317)	$(204,881,443)	$13,931,142
Stock based compensation	-	-	122,856	-	-	-	122,856
Comprehensive loss	-	-	-	-	(48,240)	(5,679,978)	$(5,728,218)
Shareholders’ Equity, June 30, 2022	5,934,917,123	$593,492	$166,721,455	$52,193,811	$(621,557)	$(210,561,421)	$8,325,780

					Accumulated
			Additional	Capital	Other
	Share Capital		Paid-in	Redemption	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserve	Loss	Deficit	Total
Shareholders’ Equity, December 31, 2020	3,847,331,923	$384,733	$139,734,651	$52,193,811	$(648,065)	$(182,280,811)	$9,384,319
Stock-based compensation	-	-	84,892	-	-	-	84,892
Comprehensive income (loss)	-	-	—	-	306,097	(5,838,501)	(5,532,404)
Balance, March 31, 2021	3,847,331,923	$384,733	$139,819,543	52,193,811	(341,968)	$(188,119,312)	$3,936,807
Stock-based compensation	-	-	82,102	-	-	-	82,102
Issuance of share capital related to financing, net of issuance costs	117,647,100	11,765	1,981,764	-	-	-	1,993,529
Comprehensive Loss	-	-	-	-	(78,118)	(4,346,335)	(4,424,453)
Shareholders’ Equity, June 30, 2021	3,964,979,023	$396,498	$141,883,409	$52,193,811	$(420,086)	$(192,465,647)	$1,587,985

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

For the Six Months Ended June 30, 2022 and 2021

(in U.S. dollars)

	Six Months Ended
	June 30, 2022	June 30, 2021
Cash Flows from Operating Activities:
Net loss	$(10,856,373)	$(10,184,836)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,948	2,082
Stock-based compensation	221,692	166,994
Foreign currency exchange (gains)/ losses	(136,504)	194,619
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(933,339)	(490,958)
Accounts payable and accrued expenses	(1,920,765)	(1,971,778)
Total adjustments	(2,766,968)	(2,099,041)
Net Cash Used in Operating Activities	(13,623,341)	(12,283,877)

Cash Flows from Financing Activities:
Net proceeds from issuance of shares	12,366,469	1,993,529
Net Cash Provided by Financing Activities	12,366,469	1,993,529

Effect of Exchange Rates on Cash	46,779	26,157

Net Decrease in Cash	(1,210,093)	(10,264,191)
Cash, beginning of period	9,361,270	14,055,777
Cash, end of period	$8,151,177	$3,791,586

Supplement cash flow information:
Ordinary Share Subscriptions Deposit received in December 2021	$1,120,000	$-

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 1 – Nature of Business

Akari Therapeutics, Plc, (the “Company” or “Akari”) is incorporated in the United Kingdom. The Company is a clinical-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. The Company’s activities since inception have consisted of performing research and development activities and raising capital.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with the pandemic and the Russian invasion of Ukraine, risks associated with clinical trials of products, dependence on third-party collaborators for research and development operations, need for marketing authorization of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. In addition, the Company is subject to risks related to COVID-19.

As of June 30, 2022, the Company has an accumulated deficit of $210,561,421 and cash of $8,151,177 and negative cash flows from operating activities for the six months ended June 30, 2022 in the amount of $13,623,341. On June 30, 2020, the Company entered into a securities purchase agreement (the “2020 Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30,000,000 of the Company’s ADSs over the 30-month term of the Purchase Agreement (See Note 4). As of June 30, 2022, approximately $22,000,000 remains available under the facility.

The Company believes its current capital resources are sufficient to support its operations into June 2023. To fund its future capital needs beyond its current cash reach, the Company plans to raise additional funds through equity or debt financings or other sources, such as strategic partnerships, alliance and/or licensing arrangements, and in the long term, proceeds from sales of commercial products.

For the six months ended June 30, 2022, the Company reported a net loss of $10,856,373 and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales of commercial products. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 1 – Nature of Business (cont.)

Public health epidemics or outbreaks could adversely impact the Company’s business. The situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally and the Company continues to manage ongoing challenges associated with the pandemic as they relate to operations. The potential for a material impact on our business, financial condition and results of operation remains a risk. Management cannot reasonably estimate with any degree of certainty any future impact of COVID-19. Pandemics such as this can adversely impact the Company’s business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of COVID-19, there is a general unease of conducting certain non-critical activities in medical centers. For example, while now open for enrollment, prior clinical trials have been halted or delayed due to COVID-19. The extent to which COVID-19 impacts operations will depend on future developments, including the scope of any new virus mutations and outbreaks, the nature of government public health guidelines and the public’s adherence to those guidelines, the rate of individuals becoming fully vaccinated and the public’s adherence to guidelines to receive booster vaccinations, and the extent to which new lockdowns may be needed or are required in particular countries, including China. In particular, the continued spread of COVID-19 globally could adversely impact our operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of suppliers to deliver components or raw materials, including drug product and drug substance, on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation – The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with U.S. GAAP for interim financial information and the rules and regulations of the SEC and assumes that the Company will continue to operate as a going concern. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments, including normal and recurring adjustments, which the Company considers necessary for the fair presentation of financial information. The results of operations and comprehensive loss for the three and six months ended June 30, 2022 and June 30, 2021 are not necessarily indicative of expected results for the full fiscal year or any other period. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of December 31, 2021 and notes thereto included in the Form 20-F for the year ended December 31, 2021 (“2021 Annual Report”).

Principles of Consolidation – The unaudited Condensed Consolidated Financial Statements include the accounts of the Company, Volution Immuno Pharmaceuticals SA, a private Swiss company, and Akari Malta Limited, a private Maltese company, each wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Foreign Currency – The functional currency of the Company is U.S. dollars, as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/(losses).

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that may affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosure of contingent assets and liabilities. Management’s estimates and judgments include assumptions used in the evaluation of impairment and useful lives of intangible assets (patents), accrued liabilities, deferred income taxes, stock-based compensation and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

Fair Value Measurements – The carrying amounts of financial instruments, including cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of June 30, 2022 and December 31, 2021.

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist principally of prepaid expenses and VAT receivables, respectively.

Property and Equipment, net – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years
Computers, peripheral, and scientific equipment	3
Office furniture and equipment	3

Property and equipment, consists of the following:

	June 30,	December 31,
	2022	2021
Computers, peripheral, and scientific equipment	$85,489	$85,489
Office furniture and equipment	79,449	79,449
Total property and equipment	164,938	164,938
Less: Accumulated depreciation	(164,938)	(164,938)
Property and equipment, net	$-	$-

The Company did not incur any depreciation expense for the three and six months ended June 30, 2022 and 2021.

Long-Lived Assets – The Company reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

Patent Acquisition Costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. Amortization of patent acquisition costs for the three ended June 30, 2022 and 2021 was $942 and $1,048, respectively. Amortization of patent acquisition costs for the six months ended June 30, 2022 and 2021 was $1,948 and $2,082, respectively.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Accrued Expenses – As part of the process of preparing the unaudited condensed consolidated financial statements, the Company estimates accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s unaudited condensed consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. In the event that the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Research and Development Expenses – Costs associated with research and development are expensed as incurred unless there is an alternative future use in other research and development projects. Research and development expenses include, among other costs, salaries and personnel–related expenses, fees paid for contract research services, fees paid to clinical research organizations, costs incurred by outside laboratories, manufacturers and other accredited facilities in connection with clinical trials and preclinical studies.

Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. The Company records expenses related to clinical studies and manufacturing development activities based on its estimates of the services received and efforts expended pursuant to contracts with multiple contract research organizations (CROs) and manufacturing vendors that conduct and manage these activities on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to the Company’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical study milestones. In amortizing or accruing service fees, the Company estimates the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Company’s estimate, the Company will adjust the accrued or prepaid expense balance accordingly.

Research and development expenses for the three months ended June 30, 2022 and 2021 were $2,851,108 and $2,183,349, respectively. Research and development expenses for the six months ended June 30, 2022 and 2021 were $4,990,715 and $5,712,733, respectively. The Company accounts for research and development tax credits at the time its realization becomes probable as a credit to research and development expenses in the Consolidated Statements of Comprehensive Loss.

Stock-Based Compensation Expense – Stock-based compensation expense is recorded using the fair-value based method for all awards granted. Compensation costs for stock options and awards is recorded in earnings (loss) over the requisite service period based on the fair value of those options and awards. For employees and non-employees, fair value is estimated at the grant date, as required by Accounting Standards Codification (ASC) 718, “Compensation-Stock Compensation” and Accounting Standards Updates (ASU) 2018-07, “Compensation - Stock Compensation”. Stock options for non-employee directors for their services as directors acting in their role as members of a board of directors are treated as employees if those directors were elected by the employer’s shareholders or appointed to a board position that will be filled by shareholder election when the existing term expires. Awards granted to those individuals for other services shall be accounted for as awards to non-employees. Fair values of awards granted under the share option plans are estimated using a Black-Scholes option pricing model. The determination of fair value for stock-based awards on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The Company classifies its stock-based payments which are settled in ordinary shares as equity-classified awards. The Company accounts for awards of equity instruments issued to employees, non-employees and directors under the fair value method of accounting and recognizes such amounts, upon vesting, in general administrative or research and development expenses within its unaudited Condensed Consolidated Statements of Comprehensive Loss.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Leases – The Company accounts for its leases in accordance with Accounting Standards Updates (ASU) No. 2016-02, Leases (“ASU 2016-2). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. Operating leases are classified as right of use (“ROU”) assets, short term lease liabilities, and long-term lease liabilities. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets are amortized and lease liabilities accrete to yield straight-line expense over the term of the lease. Lease payments included in the measurement of the lease liability are comprised of fixed payments. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories. Leasehold improvements are capitalized and depreciated over the lesser of useful life or lease term. As of June 30, 2022, the Company did not have a lease with a term longer than twelve months.

Concentration of Credit Risk – Financial instruments that subject the Company to credit risk consist of cash. The Company maintains cash with well-capitalized financial institutions. At times, those amounts may exceed insured limits. The Company has no other significant concentrations of credit risk.

Income Taxes – On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act, referred to herein as the CARES Act, as a response to the economic uncertainty resulting from COVID-19. The CARES Act includes modifications for net operating loss carryovers and carrybacks, limitations of business interest expense for tax, immediate refund of alternative minimum tax (AMT) credit carryovers. Tax provisions of the Act also include the deferral of certain payroll taxes, relief for retaining employees, and other provisions. The Company determined that these provisions did not have a material impact on the consolidated financial statements.

The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carryforwards and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of June 30, 2022 and December 31, 2021.

Uncertain Tax Positions – The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as general and administrative expense. At June 30, 2022 and December 31, 2021, the Company had no uncertain tax positions.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Earnings (Loss) Per Share – Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the sum of (1) the weighted-average number of ordinary shares outstanding during the period, (2) the dilutive effect of the assumed exercise of options and warrants using the treasury stock method and (3) the dilutive effect of other potentially dilutive securities. For purposes of the diluted net income (loss) per share calculation, share options and warrants are considered to be potentially dilutive securities. Due to the Company’s net loss position and/or the share options and warrants having no intrinsic value, these potentially dilutive securities are excluded from the calculation of diluted net income (loss) per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the periods presented.

Comprehensive Loss – Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

The following table provides details with respect to changes in accumulated other comprehensive loss, which is comprised of foreign currency translation adjustments, as presented in the balance sheets at June 30, 2022:

Balance, January 1, 2022	$(540,967)
Net current period other comprehensive loss	(80,590)
Balance, June 30, 2022	$(621,557)

Recent Accounting Pronouncements

Adopted during the period –

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. Specifically, ASU 2020-06 simplifies accounting for convertible instruments by removing major separation models in ASC 470-20 that require separate accounting for embedded conversion features. ASU 2020-06 also removes certain settlement conditions in ASC 815-40 that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for the scope exception and simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. Adoption of ASU 2020-06 can either be on a modified retrospective or full retrospective basis. The Company adopted this guidance effective January 1, 2022. The adoption of the guidance did not have a material impact on the consolidated financial statements and related disclosures.

NOTE 3 – Fair Value Measurements

Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 3 – Fair Value Measurements (cont.)

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -quoted prices in active markets for identical assets or liabilities;

Level 2 -

inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As of June 30, 2022 and December, 31, 2021, the Company did not have any financial assets that require fair value measurement on a recurring basis.

NOTE 4 – Shareholders’ Equity

2020 Purchase Agreement and Registration Rights Agreement with Aspire Capital –

On June 30, 2020, the Company entered into a Purchase Agreement (“2020 Purchase Agreement”) with Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADS, with each ADS representing one hundred (100) ordinary shares, during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of the Company’s securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement.

Under the 2020 Purchase Agreement, after the SEC declared effective the registration statement referred to above (which occurred in July 2020), on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of the Company’s ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

●	the lowest sale price of the Company’s ADSs on the purchase date; or
●	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 4 – Shareholders’ Equity (cont.)

In addition, on any date on which the Company submits a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of the Company’s ADSs traded on its principal market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for the Company’s ADSs traded on its principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. The Company may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The 2020 Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s ADSs is less than $0.25. Additionally, governing law in the United Kingdom, where the Company is incorporated, requires a minimum payment per ADS to be issued pursuant to a purchase notice equal to the nominal value of an ADS (i.e., $0.0001). There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement.

In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price, which is effectively the nominal value of the ADS which was denominated in GBP at the time of entering into the 2020 Purchase Agreement prior to the 2020 Redenomination, the number of shares issuable under the contract was impacted by foreign currency, therefore ASC 815-40-15-7I precluded the Purchase Agreements from being indexed to the Company’s own stock. The Company determined that the right to sell shares to Aspire Capital under the Purchase Agreements represents a freestanding put option that met the criteria of a derivative pursuant to ASC 815 Derivatives and Hedging. Since the purchase price per share pursuant to the Purchase Agreements is at the market, the Company concluded that the put option has a fair value of zero, and therefore no additional accounting related to the put option was required.

In consideration for entering into the 2020 Purchase Agreement, the Company issued to Aspire Capital 40,760,900 ordinary shares of the Company (the “2020 Commitment Shares”) which had a fair value of approximately $900,000. Since the Company has determined that the 2020 Purchase Agreement was considered a freestanding put option derivative in accordance with ASC 815 Derivatives and Hedging when entering into the agreement, the Company recorded the value of the 2020 Commitment Shares in General and administrative expenses in the Consolidated Statements of Comprehensive Loss. The 2020 Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s securities during any time prior to the termination of the 2020 Purchase Agreement. Any proceeds the Company receives under the 2020 Purchase Agreement are expected to be used for working capital and general corporate purposes.

During the twelve months ended December 31, 2020, the Company sold to Aspire Capital 460,758,800 ordinary shares of the Company for gross proceeds of approximately $6,000,000. During the twelve months ended December 31, 2021, the Company sold to Aspire Capital 117,647,100 ordinary shares of the Company for gross proceeds of $2,000,001. As of June 30, 2022, approximately $22 million of the original purchase commitment of $30 million remains available under the facility.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 4 – Shareholders’ Equity (cont.)

2021 Private Placements - On July 7, 2021, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million, which subsequently closed (the “2021 Private Placements”). The Company also entered into a letter agreement with Paulson Investment Company, LLC to serve as the placement agent for the Company in connection with this offering. In connection with the offering, on July 16, 2021, the Company issued to the Placement Agent unregistered warrants to purchase a total of 398,384 ADSs at $2.32 per ADS (“July 2021 Warrants”). The July 2021 Warrants will expire five years from issuance and are immediately exercisable, subject to adjustment as set forth therein. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume-weighted average price of the ADSs exceeds $3.00. The Company paid to the Placement Agent an aggregate of $993,000 in placement agent fees and expenses. The July 2021 Warrants may be exercised on a cashless basis if nine months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of the July 2021 Warrants issued in connection with the 2021 Private Placements amounted to 398,384, all of which were outstanding as of June 30, 2022.

December 2021 Registered Direct Offering - On December 29, 2021, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 4,311,019 ADSs in a registered direct offering (“December 2021 Registered Direct Offering”) at $1.40 per ADS for aggregate gross proceeds of approximately $6 million which closed on January 4, 2022. The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the December 2021 Registered Direct Offering, the Company issued to the investors registered warrants to purchase an aggregate of 2,155,507 ADSs at $1.65 per ADS (“December 2021 Investor Warrants”). The December 2021 Investor Warrants are immediately exercisable and will expire five years from issuance, subject to adjustment as set forth therein. The Company paid to the Placement Agent an aggregate of $542,834 in placement agent fees and expenses and issued registered warrants to the Placement Agent to purchase an aggregate of 172,441 ADS (“December 2021 Placement Warrants”) on the same terms as the December 2021 Investor Warrants, except that the December 2021 Placement Agent Warrants are exercisable at $1.75 per ADS. Both the December 2021 Investor Warrants and the December 2021 Placement Agent Warrants (together the “December 2021 Warrants”) may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of December 2021 Warrants issued in connection with this registered direct offering amounted to 2,327,948, all of which were outstanding as of June 30, 2022.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 4 – Shareholders’ Equity (cont.)

March 2022 Registered Direct Offering - On March 10, 2022, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 7,440,833 ADSs in a registered direct offering (“March 2022 Registered Direct Offering”) at $1.20 per ADS for aggregate gross proceeds of approximately $8.9 million. The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the March 2022 Registered Direct Offering, the Company issued to the investors registered warrants to purchase an aggregate of 3,720,409 ADSs at $1.40 per ADS (“March 2022 Investor Warrants”). The March 2022 Investor Warrants are immediately exercisable and will expire five years from issuance, subject to adjustment as set forth therein. The Company paid to the Placement Agent an aggregate of $774,320 in placement agent fees and expenses and issued registered warrants to the Placement Agent to purchase an aggregate of 297,633 ADS (“March 2022 Placement Agent Warrants”) on the same terms as the March 2022 Investor Warrants, except that the March 2022 Placement Agent Warrants are exercisable at $1.50 per ADS. Both the March 2022 Investor Warrants and the March 2022 Placement Agent Warrants (together the “March 2022 Warrants”) may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., $0.0001) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of March 2022 Warrants issued in connection with this registered direct offering amounted to 4,018,042, all of which were outstanding as of June 30, 2022.

Warrants issued in 2021 and 2022

The Company accounts for warrants issued to investors and a placement agent after December 8, 2020 as Additional paid-in capital within Shareholders’ equity on the Consolidated Balance Sheets and measured their fair values at their grant date with no subsequently re-measuring at each reporting period.

The Company has determined that, at the time of their issuance, the July 2021 Warrants, the December 2021 Warrants as well as the March 2022 Warrants met the requirements for classification as equity under ASC 815-40-25. The costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized in Additional paid-in capital of the Shareholders’ Equity on the Consolidated Balance Sheets in accordance with ASC 814-40. At July 16, 2021, the fair value of the July 2021 Warrants was $231,063 and was recorded within Additional paid-in capital of Shareholders’ Equity. At January 4, 2022, the fair value of the December 2021 Warrants was $2,605,577 and was recorded within Additional paid-in capital of Shareholders’ Equity. At March 10, 2022, the fair value of the March 2022 Warrants was $3,693,622 and was recorded within Additional paid-in capital of Shareholders’ Equity.

Below are the assumptions used for the fair value calculations of the warrants issued in 2021:

July 16,
2021
Standard deviation	110.00%
Annual risk-free interest rate	0.79%
Required return on equity	17.00%
Expected life in years	4.98
Annual turnover rate	0.00%
Period risk-free rate	0.07%

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 4 – Shareholders’ Equity (cont.)

Below are the assumptions used for the fair value calculations of the warrants issued in 2022:

	January 4,	March 10,
	2022	2022
Expected dividend yield	0%	0%
Expected volatility	110%	110%
Risk-free interest	1.4%	1.9%
Expected life	5.0	5.0

		Balance	Warrants	Balance	Warrants	Balance
	Exercise	December 31,	Issued	December 31,	Issued	June 30,
Description	Price	2020	in 2021	2021	in 2022	2022
2019 Investor Warrants	$3.00	1,184,213	-	1,184,213	-	1,184,213
2019 Placement Warrants	$2.85	177,629	-	177,629	-	177,629
2020 Investor Warrants	$2.20	2,797,636	-	2,797,636	-	2,797,636
2020 Placement Warrants	$2.55	449,623	-	449,623	-	449,623
July 2021 Placement Agent Warrants	$2.32	-	398,384	398,384	-	398,384
December 2021 Investor Warrants	$1.65	-	-	-	2,155,507	2,155,507
December 2021 Placement Agent Warrants	$1.75	-	-	-	172,441	172,441
March 2022 Investor Warrants	$1.40	-	-	-	3,720,409	3,720,409
March 2022 Placement Agent Warrants	$1.50	-	-	-	297,633	297,633
		4,609,101	398,384	5,007,485	6,345,990	11,353,475

Share Based Compensation

Share option plan

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 890,000,000 ordinary shares. At June 30, 2022, 510,188,415 ordinary shares are available for future issuance under the Plan. The option plan is administered by the Company’s Board of Directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s ordinary shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

The following is a summary of the Company’s share option activity and related information for employees and directors for the period ended June 30, 2022:

				Weighted
				average
		Weighted	Weighted	remaining
		average	average	contractual	Aggregate
	Number	exercise	grant date	term	intrinsic
	of shares	price	fair value	(in years)	value
Options outstanding as of January 1, 2022	142,949,035	$0.07		6.8	-
Changes during the period:
Granted	253,134,400	$0.01	0.01	9.7	-
Forfeited	16,271,850	$0.32	0.21	3.2	-
Options outstanding at June 30, 2022	379,811,585	$0.02		8.7	-
Exercisable options at June 30, 2022	93,802,185	$0.05		6.2	-

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 4 – Shareholders’ Equity (cont.)

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development expenses within its unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments which are settled in ordinary shares as equity-classified awards.

The Company measures equity-classified awards at their grant date fair value and does not subsequently re-measure them. Compensation costs related to equity-classified awards generally are equal to the grant date fair value of the award amortized over the vesting period of the award. Estimates of fair values are not intended to predict actual future events or the reasonableness of the original estimates of fair value made by the Company.

Below are the assumptions used for the options granted during the six months ended June 30, 2022:

June 30,
2022
Expected dividend yield	0%
Expected volatility	72.8 - 90.4%
Risk-free interest	1.5% - 3.1%
Expected life	5.5-6.3 years

The following is a summary of the Company’s share options granted separated into ranges of exercise price as of June 30, 2022:

						Weighted
					Remaining	average
		Weighted			contractual	exercise
		average	Weighted		life (years	price ($
Exercise		remaining	average		for	for
price	Options	contractual	exercise	Options	exercisable	exercisable
(range) ($)	outstanding	life (years)	price ($)	exercisable	options)	options)
0.01	244,634,400	9.7	0.01	-	-	-
0.02	101,950,000	7.7	0.02	60,575,000	7.1	0.02
0.03-0.05	14,450,000	5.2	0.04	14,450,000	5.2	0.04
0.12-0.32	18,777,185	3.8	0.16	18,777,185	3.8	0.16
	379,811,585			93,802,185

Restricted Stock Units

Restricted stock units (RSUs) are stock-based awards granted to recipients with specified vesting provisions. In the case of RSUs, common stock is generally delivered on or following satisfaction of vesting conditions. The Company issues RSUs to management that vest solely based on the recipient’s continued service over time, primarily with a two-year vesting. For these RSUs, the Company recognizes the cost as compensation expense on a straight-line basis.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 4 – Shareholders’ Equity (cont.)

The Company estimates the fair value of its time-based RSUs on the date of grant based on the Company’s closing stock price at the time of grant.

The following tables summarize the activity of the Company’s unvested RSUs for the six months ended June 30, 2022:

Weighted
average
		grant date	Intrinsic
	Shares/	fair value	value
	Units	per share	per share
Outstanding as of January 1, 2022	-	-
Changes during the period:
Granted	21,475,400	$0.01
Vested	-	-
Forfeited	-	-
Outstanding at June 30, 2022	21,475,400	$253,410	$214,754

During the three months ended June 30, 2022 and 2021, the Company recorded approximately $122,856 and $82,102, respectively, in stock-based compensation expenses for employees and directors. During the six months ended June 30, 2022 and 2021, the Company recorded approximately $221,692 and $166,994, respectively, in stock-based compensation expenses for employees and directors. At June 30, 2022, there was approximately $2,619,879 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s share option plans which the Company expects to recognize over a weighted average of 3.5 years.

NOTE 5 – Related Party Transactions

Office Lease – The Company leases its offices in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $33,000 and $37,000 plus VAT during the three months ended June 30, 2022 and 2021, respectively. The Company incurred expenses of approximately $67,000 and $75,000 plus VAT during the six months ended June 30, 2022 and 2021, respectively. Dr. Ray Prudo, the Company’s Chairman is also Chairman of TDL and David Byrne, a non-employee director of the Company is the Chief Executive Officer of TDL (see Note 6).

Laboratory Testing Services - The Company has received laboratory testing services for its clinical trials provided by TDL and has incurred expenses of approximately $5,000 and $19,000 plus VAT during the three months ended June 30, 2022 and 2021, respectively. The Company has incurred expenses of approximately $9,000 and $90,000 plus VAT during the six months ended June 30, 2022 and 2021, respectively, relating to these laboratory testing services provided by TDL. The Company has outstanding accounts payables with TDL of $28,000 and $69,000 as of June 30, 2022 and 2021, respectively.

Consulting – A non-employee director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $25,000 and $25,000 during the three months ended June 30, 2022 and 2021, respectively, relating to these consulting services. The Company has incurred expenses of approximately $50,000 and $50,000 during the six months ended June 30, 2022 and 2021, respectively, relating to these consulting services.

AKARI THERAPEUTICS, Plc

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

June 30, 2022

(in U.S. dollars)

NOTE 6 – Commitments and Contingencies

Lease commitment –The Company currently leases its offices in London on a month-to-month basis. (See Note 5). The Company currently leases office space in New York, New York on a month-to-month basis.

For the three months ended June 30, 2022 and 2021, the Company incurred rental expense in the amount of approximately $42,000 and 44,000, respectively. For the six months ended June 30, 2022 and 2021, the Company incurred rental expense in the amount of approximately $85,000 and 90,000, respectively.

NOTE 7 – Loss Per Share

For purposes of the diluted net income (loss) per share calculation, share options and warrants are considered to be potentially dilutive securities. Due to the Company’s net loss position and/or the share options and warrants having no intrinsic value, these potentially dilutive securities are excluded from the calculation of diluted net income (loss) per share because their effect would be anti-dilutive. Therefore, basic and diluted net income (loss) per share was the same for the periods presented in the unaudited Condensed Consolidated Statement of Comprehensive Loss.

The following table shows the number of share equivalents that were excluded from the computation of diluted loss per share for the respective periods because the effect would have been anti-dilutive:

	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2021
Share options	379,811,585	123,449,035
Warrants	1,135,347,500	460,910,100
Restricted stock units	21,475,400	-
Total Anti-Dilutive Share Equivalents	1,536,634,485	584,359,135

NOTE 8 – Subsequent Events

On August 1, the Company announced that it is discontinuing the clinical program evaluating nomacopan in bullous pemphigoid (BP) and that Akari is now prioritizing two pipeline programs. Cash and resources will be reallocated to the Phase 3 clinical trial of nomacopan in severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) and to the pre-clinical program of PAS-nomacopan in geographic atrophy (GA).

On September 12, 2022, the Company entered into securities purchase agreements with healthcare-focused institutional and accredited investors alongside participation from certain existing investors, including the Executive Chairman of the Board of Directors, Dr. Ray Prudo, providing for the issuance of an aggregate of 15,100,000 ADSs in a registered direct offering at $0.85 per ADS, resulting in gross proceeds of approximately $12.8 million. In addition, the Company issued to the investors unregistered series A warrants to purchase an aggregate of 15,100,000 ADSs and unregistered series B warrants to purchase up to an aggregate of 15,100,000 ADSs in a concurrent private placement. Series A and series B warrants will have an exercise price of $0.85 per ADS, will be exercisable immediately following the date of issuance and will expire two and seven years following issuance, respectively. The Company paid an aggregate of approximately $1,026,000 in placement agent fees and expenses.